04038369

# FORM 11-K

VALSPAR CORP

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]**

For the fiscal year ended December 31 2002 to December 31 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from ____________ to ____________

**Commission file number** 1-3011

RECD S.E.C.
JUL - 6 2004
1086

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

## REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

*Note:* A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

## SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Valspar Profit Sharing Retirement Plan
The Valspar 401(k) Employee Stock Ownership for Hourly Employees
The Valspar 401(k) Employee ~~Stock Ownership for Salaried Employees~~
(Name of Plan)

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

Date June 25, 2004

Deborah D. Weiss
(Signature) *

Deborah D. Weiss
Chair of Benefits Administrative
Committee of The Valspar Corporation

*Print name and title of the signing official under the signature.

EXHIBIT 99.1I

CERTIFICATION PURSUANT TO
18 U.S.C ss.1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES- OXLEY ACT OF 2002

In connection with the Annual Report of the Valspar Corporation 401(k) Employee Stock Ownership Plan for Hourly Employees, The Valspar Corporation 401(k) Employee Stock Ownership Plan for Salaried Employees and the Valspar Profit Sharing Retirement Plan on Form 11-K for the year ended December 31 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Deborah D. Weiss, the Chair of the Benefits Administrative Committee of the Valspar Corporation, Certify, pursuant to 18 U.S. C. ss. 1350 as adopted pursuant to section 906 of the Sarbanes- Oxley Action of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information in the report fairly presents, in all material respects, the net assets available for benefits of the Plans.

Date: June 25, 2004

By: Deborah D. Weiss
Deborah D. Weiss
Chair of Benefits Administrative
Committee of The Valspar Corporation

This written statement is being furnished to (but not filed with) the Securities and Exchange Commission as an exhibit to Form 11- K.

McGladrey & Pullen
Certified Public Accountants

# The Valspar Profit Sharing Retirement Plan

Financial Report
December 31, 2003

## Contents

McGladrey & Pullen
Certified Public Accountants

**Independent Auditor's Report**

To the Administrative Committee
The Valspar Profit Sharing Retirement Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of The Valspar Profit Sharing Retirement Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan at December 31, 2003 and 2002, and the changes in its financial status for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Out audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 16, 2004

The Valspar Profit Sharing Retirement Plan

**Statements of Net Assets Available for Benefits**
**December 31, 2003 and 2002**

| **Assets** | **2003** | 2002 |
|---|---|---|
| Investments (Note 3): | | |
| Interest in The Valspar Corporation Master Trust | **$ 234,006,772** | $ 195,272,660 |
| Loans (Note 1) | **1,635,272** | 1,730,286 |
| | **235,642,044** | 197,002,946 |
| Receivables: | | |
| Employer contributions | **8,252,468** | 11,395,030 |
| **Net assets available for benefits** | **$ 243,894,512** | $ 208,397,976 |

See Notes to Financial Statements.

The Valspar Profit Sharing Retirement Plan

**Statements of Changes in Net Assets Available for Benefits**
**Years Ended December 31, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| Additions to net assets attributed to: | | |
| Employer contributions (Note 1) | $ 8,252,386 | $ 13,380,880 |
| Employee contributions (Note 1) | 4,348,855 | 4,675,171 |
| Transfer from related plan (Note 4) | - | 60,001,075 |
| Interest in investment income (loss) of The Valspar Corporation Master Trust (Note 3) | 37,309,959 | (24,628,023) |
| Interest income from loans | 127,013 | 167,207 |
| | 50,038,213 | 53,596,310 |
| Deductions from net assets attributed to distributions to participants | 14,541,677 | 19,533,132 |
| **Net increase** | 35,496,536 | 34,063,178 |
| Net assets available for benefits at beginning of year | 208,397,976 | 174,334,798 |
| Net assets available for benefits at end of year | $ 243,894,512 | $ 208,397,976 |

See Notes to Financial Statements.

## Note 1. Description of the Plan

The following brief description of the Valspar Corporation Profit Sharing Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

**General:** The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for substantially all employees who are not participants in a defined benefit retirement plan sponsored by the Company. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company has appointed Fidelity Management Trust Company (Fidelity) (the trustee) to be the trustee of the Plan.

**Eligibility:** Under the Plan, employees must be employed by the Company for 12 consecutive months, complete a minimum of 1,000 hours of service during the year, and be employed by the Company on the last day of the plan year to share in the Company's contribution to the Plan.

**Contributions:** The Company (the Plan Sponsor) annually determines the amount of the employer contribution. Certain employees are eligible for the cash option of the Plan. The cash option allows participants to choose to receive 4 percent of their compensation as a cash payment or to defer this amount as an employee contribution into the Plan. The employer can also make a discretionary contribution between 0 percent and 6 percent of a participant's compensation. For the year ended December 31, 2003, the employer made a 3 percent contribution for all participants. For the year ended December 31, 2002, the employer made a 6 percent discretionary contribution for all participants except new participants from the Lilly Industries acquisition, who received a 3.5 percent discretionary employer contribution. Highly compensated and certain other employees are ineligible for the cash option and receive the guaranteed 4 percent of compensation along with their year-end discretionary contribution. All assets of the Plan are to be held for the exclusive benefit of the participants or their beneficiaries.

**Vesting:** Employee contributions vest immediately, and Company contributions vest only after three years of service (except for instances when participants attain the normal retirement age; are terminated (i) at or after reaching age 60, (ii) on account of disability or (iii) on account of elimination of the participant's job; or upon death, under which circumstances the participant becomes immediately vested).

Forfeitures resulting from the termination of plan participants less than 100 percent vested reduce the Company's contribution in the year of forfeiture. Total forfeitures were $69,528 and $512,098 in the years ended December 31, 2003 and 2002, respectively.

**Participant accounts:** Each participant receives the guaranteed 4 percent of their compensation, which they can elect to defer into the Plan, the Company's additional discretionary contribution, if any, and an allocation of plan earnings. Allocations are based on participants' earnings and account balance, as defined.

**Benefits paid to participants:** Participants may elect to receive benefits in the form of a lump-sum distribution, a direct rollover to an IRA account or another qualified employee benefit plan or, if 100 percent vested, in a series of installments over the life expectancy of the participant or joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

## Note 1. Description of the Plan (Continued)

**Loans:** The Plan was amended in 1999 to accept a transfer of assets from the qualified plan maintained by Plasti-Kote and Dexter, Inc., and the Plan is considered the obligee under the terms of certain promissory notes granted to plan participants by the Plasti-Kote and Dexter, Inc. plans. Effective February 1, 2002, the Lilly Industries, Inc. 401(k) Plan and the Farboil, Inc. 401(k) Profit Sharing Plan merged into the Plan, and the Plan is considered the obligee under the terms of certain promissory notes granted to the plan participants by the Lilly Industries and Farboil, Inc. plans. Participants shall be obligated to continue to make payments as and when they become due under the terms of the promissory notes. Rollover contributions into the Plan are also eligible for loans. Interest rates ranged from 5 percent to 10.5 percent for the year ended December 31, 2003, and from 5.25 percent to 10.5 percent for the year ended December 31, 2002. Principal and interest are paid ratably through biweekly payroll deductions over the terms of the notes, which expire through 2008. The loan balance at December 31, 2003 and 2002, was $1,635,272 and $1,730,286, respectively.

## Note 2. Significant Accounting Policies

**Basis of accounting:** The accompanying financial statements reflect transactions on the accrual basis of accounting.

**Use of estimates:** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

**Investment valuation:** Investments are stated at current fair value as determined by the trustee, which holds the various investments. The trustee values securities that are traded on a national exchange at the last reported sales price on the last business day of the reporting period; investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and ask prices. Purchases and sales of investments are recorded on a trade-date basis, and dividends are recorded on the ex-dividend date.

**Revenue recognition:** Interest income is recorded on the accrual basis. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

**Tax status:** The Plan obtained its latest determination letter on February 27, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

**Termination of the Plan:** Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

## Note 3. Investments

Assets of the Plan are held in the Master Trust. The Master Trust also holds assets of The Valspar 401(k) Employee Stock Ownership Plans.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

The Plan's interest in the fair value of the Master Trust was 51.5 percent and 51.0 percent on December 31, 2003 and 2002, respectively. Investments of the Master Trust are determined on a unit-value basis as determined by Fidelity and Wells Fargo. The Plan's investment returns may not approximate these percent interests due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including employer stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

| | Years Ended December 31 | |
|---|---|---|
| | 2003 | 2002 |
| Fidelity U.S. Equity Index Pool | $ 40,820,707 | $ 31,822,019 |
| Peregrine Positive Return Fund | - | 14,120,495 |
| Wells Fargo Small Company Growth Fund I | 32,641,900 | 20,470,350 |
| Western Asset Core Fund | 19,030,617 | - |
| Alliance Growth Fund | 39,662,449 | 32,531,302 |
| Putnam International Growth Fund | 6,792,518 | 5,222,587 |
| Fidelity Managed Income Portfolio II | 64,463,027 | 57,050,517 |
| Valspar Stock Fund | 240,259,112 | 219,392,850 |
| Dodge & Cox Stock Fund | 10,597,377 | 2,507,004 |
| Total Master Trust | $ 454,267,707 | $ 383,117,124 |

The net investment income (loss) of the Master Trust is as follows:

| | Years Ended December 31 | |
|---|---|---|
| | 2003 | 2002 |
| Interest | $ 2,654,874 | $ 2,593,081 |
| Dividends | 1,813,231 | 786,300 |
| Net appreciation (depreciation) in fair value of investments | 55,830,059 | (9,412,945) |
| | $ 60,298,164 | $ (6,033,564) |

## Note 4. Transactions With Parties-in-Interest

Origination and record-keeping fees for participant loans are charged to the participants' individual accounts.

During the years ended December 31, 2003 and 2002, the Master Trust purchased 328,400 and 387,032 shares of common stock of the Company at a cost of $14,182,524 and $16,040,540, respectively. Dividends on common stock of the Company received by the Master Trust totaled $3,059,508 and $2,785,463 in the years ended December 31, 2003 and 2002, respectively.

Effective February 1, 2002, the Lilly Industries, Inc. 401(k) Plan and the Farboil, Inc. 401(k) Profit Sharing Plan merged into the Plan.

# Supplemental Information

The Valspar Profit Sharing Retirement Plan

**Schedule of Reportable Transactions**
**Year Ended December 31, 2003**
**Series of Transactions Involving More Than 5 Percent of the Beginning Net Assets**

| Identity of Party Involved | Description of Asset | Purchase Price | Selling Price |
|---|---|---|---|
| Fidelity | Peregrine Positive Return Fund | $ - | $ 9,788,934 |
| Fidelity | Western Asset Core Fund | 15,191,962 | - |
| Fidelity | Fidelity Managed Income Portfolio II | 13,003,468 | - |
| Fidelity | Fidelity Managed Income Portfolio II | - | 10,419,933 |

The above information has been certified by Fidelity, the trustee of the Plan, as complete and accurate to the best of its knowledge. Fidelity is a party in interest.

| Cost of Asset | Current Value of Asset on Transaction Date | Net Gain or Loss |
|---|---|---|
| $ 9,283,809 | $ 9,788,934 | $ 505,125 |
| 15,191,962 | 15,191,962 | - |
| 13,003,468 | 13,003,469 | - |
| 10,419,933 | 10,419,934 | - |